

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2017

Robert M. Thornton, Jr.
Chairman
SunLink Health Systems, Inc.
900 Circle 75 Parkway, Suite 1120
Atlanta, Georgia 30339

> **Re: SunLink Health Systems, Inc.**
> **Schedule TO-I**
> **Schedule 13E-3**
> **Filed November 21, 2017, by SunLink Health Systems, Inc.**
> **File No. 005-03600**

Dear Mr. Thornton:

We have limited our review of the filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending the filings and/or by providing the requested information. After reviewing any amendment to the filings and any information provided in response to these comments, we may have additional comments.

If you do not believe our comments apply to your facts and circumstances, and/or do not believe an amendment is appropriate, please tell us why in a written response.

Offer to Purchase

Section 2 | Special Factors - Fairness of the Offer

1. We note the disclosure that "Upon determining that the Offer taken as a whole would be both procedurally and substantively fair to unaffiliated shareholders of the Company, including determining that the Purchase Price would be fair to unaffiliated shareholders who tendered their shares and to shareholders who did not tender their shares, the Board authorized…." Notwithstanding this disclosure, please revise the fairness determination to expressly state whether Board made this determination on behalf of the issuer given the specific Item 8 requirement within Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A.

Certain Effects of the Offer, page 18

2. Please revise to indicate that if the Rule 13e-3 transaction produces a going private effect within the meaning of Rule 13e-3(a)(3), SunLink will become the future beneficiary of any

of operating loss carryforwards. Please quantify that benefit and briefly describe how such operating losses may be applied to shelter future income from taxation. See Item 7 of Schedule 13E-3, corresponding Item 1013(d) of Regulation M-A plus Instruction 2 thereto.

Schedule 13E-3

3. The manner in which information has been incorporated by reference into the Schedule 13E-3 is unclear based upon the cross-reference presentation within Item 13 of Schedule TO. For example, no information with respect to Items 1, 6, and 13 appear to have been addressed. Please note that while the use of a combined filing is permissible, the issuer remains subject to Section 13(e) and Rule 13e-3, and accordingly is obligated to produce the information required by Rule 13e-3(e) in a Schedule 13E-3 unless incorporated by reference pursuant to General Instruction F thereto. Please advise us, with a view toward revised disclosure, the legal basis upon which SunLink apparently concluded that it provided information required by Items 1, 6 and 13 in accordance with Rule 13e-3(e) and that such information should be considered filed under cover of Schedule 13E-3.

Item 13. Financial Statements

4. Advise us, with a view toward revised disclosure, how SunLink ostensibly concluded that summarized financial statements were provided in accordance with Instruction 1 to Item 13 of Schedule 13E-3 and corresponding Item 1010(c) of Regulation M-A. We noticed, for example, that no express reference was made to non-current assets and liabilities.

You may contact me at (202) 551-3266 with any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Howard E. Turner, Esq.
M. Timothy Elder, Esq.